ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

28 July 2006

Allied Gold Limited

TRADING HALT

The securities of Allied Gold Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 1 August 2006 or when the announcement is released to the market.

Security Code: ALD
ALDO

Narissa Taylor

Narissa Taylor
Adviser, Issuers (Perth)